November 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is an English translation of a Japanese language document, and attached as Exhibit B is a brief description of a Japanese language document, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By ______________________
Name: Toshihiko Hirate
Title: Manager of the Accounting Department

(Enclosures)
cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

TOKYO:35381.1

Exhibit A

English Translation of a Japanese Language Document Submitted to Japanese Stock Exchanges, where Shares of the Company are Listed

1. (Corrections) Notice of Corrections to Part of the Brief Announcement of the Settlement of Accounts, dated October 19, 2007 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

(Attachment: (Corrections) Notice of Corrections to Part of the Brief Announcement of the Settlement of Accounts.)

October 19, 2007

To whom it may concern

Company Name Mori Seiki Co., Ltd.
Representative President Masahiko Mori
(Code number 6141 Tokyo Stock Exchange,
Osaka Stock Exchange, First Section)
Contact Director, Accounting/Finance HQ Executive Officer
Morikuni Uchigasaki
Telephone Number (052) 587 - 1835

(Corrections) Notice of corrections to part of the brief announcement of the settlement of accounts

Since there were some items which needed to be corrected in the brief announcement of the settlement of accounts released by Mori Seiki Co., Ltd., we have made the following corrections.

The documents which are affected by these changes are as follows:

- FY 2006 1st Quarter Outline of Financial Results (Consolidated)
- FY 2006 Brief Announcement of the Semi-Annual Settlement of Accounts (Consolidated)
- FY 2006 3rd Quarter Outline of Financial Results (Consolidated)
- FY 2006 Brief Announcement of Settlement of Accounts
- FY 2007 1st Quarter Outline of Financial Results (Consolidated)

The places which have been corrected are underlined (____).

1. [FY 2006 1st Quarter Outline of Financial Results (Consolidated)]

(Released August 7, 2006)

Corrections (Page 12)

[Attached document]

6. Segment information

(2) Overseas sales

(Before corrections)

Current fiscal quarter (April 1, 2006 ~ June 30, 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	8,515	8,239	2,818	19,573
II Consolidated sales (million yen)	—	—	—	35,936
III Overseas sales as a proportion of consolidated sales (%)	23.7	23.0	7.8	54.5

(After corrections)

Current fiscal quarter (April 1, 2006 ~ June 30, 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	8,346	8,097	2,795	19,239
II Consolidated sales (million yen)	—	—	—	35,936
III Overseas sales as a proportion of consolidated sales (%)	23.2	22.5	7.8	53.5

2. [FY 2006 Brief Announcement of the Semi-Annual Settlement of Accounts (Consolidated)]

(Released October 30, 2006)

Corrections (Page 32)

Notes

(Segment information)

[Overseas sales]

(Before corrections)

Current semi-annual consolidated accounting period (April 1, 2006 ~ September 30, 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	18,206	19,159	5,852	43,218
II Consolidated sales (million yen)	—	—	—	78,431
III Overseas sales as a proportion of consolidated sales (%)	23.2	24.4	7.5	55.1

(After corrections)

Current semi-annual consolidated accounting period (April 1, 2006 ~ September 30, 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	17,701	18,879	5,826	42,407
II Consolidated sales (million yen)	—	—	—	78,431
III Overseas sales as a proportion of consolidated sales (%)	22.6	24.1	7.4	54.1

3. FY 2006 3rd Quarter Outline of Financial Results (Consolidated)

(Released February 13, 2007)

Corrections (Page 13)

[Attached document]

6. Segment information

(2) Overseas sales

(Before corrections)

Until current fiscal quarter (April 1, 2006 ~ December 31, 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	27,518	32,281	9,270	69,070
II Consolidated sales (million yen)	—	—	—	121,390
III Overseas sales as a proportion of consolidated sales (%)	22.7	26.6	7.6	56.9

(After corrections)

Until current fiscal quarter (April 1, 2006 ~ December 31, 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	26,808	31,752	9,015	67,575
II Consolidated sales (million yen)	—	—	—	121,390
III Overseas sales as a proportion of consolidated sales (%)	22.1	26.2	7.4	55.7

4. [FY 2006 Brief Announcement of Settlement of Accounts]

(Released May 7, 2007)

Corrections (Page 40)

Notes

(Segment information)

[Overseas sales]

(Before corrections)

Current consolidated fiscal year (April 1, 2006 ~ March 31, 2007)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	38,886	46,954	16,483	102,324
II Consolidated sales (million yen)	—	—	—	172,262
III Overseas sales as a proportion of consolidated sales (%)	22.6	27.2	9.6	59.4

(After corrections)

Current consolidated fiscal year (April 1, 2006 ~ March 31, 2007)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	37,848	46,164	15,715	99,729
II Consolidated sales (million yen)	—	—	—	172,262
III Overseas sales as a proportion of consolidated sales (%)	22.0	26.8	9.1	57.9

5. FY 2007 1st Quarter Outline of Financial Results

(Released August 2, 2007)

① Corrections (Page 11)

【Qualitative Information/Financial Statements, etc】

5. (Summary) Quarterly consolidated financial statements

(Before corrections)

(3) (Summary) Quarterly consolidated cash flow calculation form

(After corrections)

(4) (Summary) Quarterly consolidated cash flow calculation

② Corrections (Page 13)

【Qualitative Information/Financial Statements, etc】

5. (Summary) Quarterly consolidated financial statements

(Before corrections)

(4) Segment information

(After corrections)

(5) Segment information

③□Corrections (Page 14)

[Overseas sales]

(Before corrections)

Same quarter in previous fiscal year (FY 2006 1st Quarter)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	8,515	8,239	2,818	19,573
II Consolidated sales (million yen)	—	—	—	35,936
III Overseas sales as a proportion of consolidated sales (%)	23.7	23.0	7.8	54.5

(After corrections)

Same quarter in previous fiscal year (FY 2006 1st Quarter)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	8,346	8,097	2,795	19,239
II Consolidated sales (million yen)	—	—	—	35,936
III Overseas sales as a proportion of consolidated sales (%)	23.2	22.5	7.8	53.5

④□ Corrections (Page 15)

(Before corrections)

Current fiscal quarter (FY 2007 1st Quarter)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	8,866	13,373	5,305	27,545
II Consolidated sales (million yen)	—	—	—	43,043
III Overseas sales as a proportion of consolidated sales (%)	20.6	31.1	12.3	64.0

(Reference) Previous fiscal year (FY 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	38,886	46,954	16,483	102,324
II Consolidated sales (million yen)	—	—	—	172,262
III Overseas sales as a proportion of consolidated sales (%)	22.6	27.2	9.6	59.4

(After corrections)

Current fiscal quarter (FY 2007 1st Quarter)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	8,435	12,973	4,964	26,373
II Consolidated sales (million yen)	—	—	—	43,043
III Overseas sales as a proportion of consolidated sales (%)	19.6	30.1	11.5	61.3

(Reference) Previous fiscal year (FY 2006)

	Americas	Europe	Asia/ Oceania	Total
I Overseas sales (million yen)	37,848	46,164	15,715	99,729
II Consolidated sales (million yen)	—	—	—	172,262
III Overseas sales as a proportion of consolidated sales (%)	22.0	26.8	9.1	57.9

Exhibit B

A Brief Description of a Japanese Language Document Submitted to Osaka Securities Exchange Co., Ltd., where Shares of the Company are Listed

1. A report, dated October 1, 2007 and filed with Osaka Securities Exchange Co., Ltd., regarding the change in the number of the Shares listed from 100,641,263.00 to 101,354,612.00 due to a conversion of convertible shares with stock acquisition rights and exercise of stock acquisition rights in September 2007.

END